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                      SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of January 2003

                       FUTUREMEDIA PUBLIC LIMITED COMPANY
                       ----------------------------------
                 (Translation of registrant's name into English)

  Media House, Arundel Road, Walberton, Arundel, West Sussex BN18 0QP, England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                             Form 20-F X  Form 40-F
                                      ---          ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes     No X
                                   ----   ----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


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Exhibit 1 Cautionary  Statement for the purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995.

Exhibit 2 January 28, 2003 Press Release Announcing U.S. $1.3 Million Investment During Fiscal 2002 and Q1 of Fiscal 2003 -- Private Placement Reinforces Company's Strategic Direction.






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                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



FUTUREMEDIA PLC, an English public
limited company





By:      /s/ Mats Johansson
  ------------------------------

Mats Johansson
Chief Executive Officer




Date:  31 January 2003




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                                    EXHIBIT 1



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      CAUTIONARY STATEMENT FOR THE PURPOSES OF THE "SAFE HARBOR" PROVISIONS
            OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995.

Certain statements in this filing constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, discussions concerning the Company's strategic direction and new product introductions and developments. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or performance of the Company to differ materially from results or performance expressed or implied in such forward looking statements. Such factors include, without limitation, the early stage of the Internet and intranet learning and communications market, the management of growth, the ability of the company to develop and successfully market new products, rapid technological change and competition, as well as other factors detailed from time to time in the Company's filings with the Securities and Exchange Commission. The forward-looking statements contained herein speak only as of the date of this filing. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statement to reflect any change in its expectations or any change in events, conditions or circumstance on which any such statement is based.



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                                    EXHIBIT 2





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PRESS RELEASE

Futuremedia PLC Announces U.S. $1.3 Million Investment During Fiscal 2002 and Q1 of Fiscal 2003 -- Private Placement Reinforces Company's Strategic Direction

Arundel, England 28th January 2003 -- E-Learning solutions provider Futuremedia PLC (Nasdaq: FMDAY) today confirmed the details of a $1.3 million private placement of ordinary shares completed during calendar 2002. The shares were placed with both existing and new shareholders.

The offering of 18,351,325 shares, which proceeded in various tranches between April 2002 and November 2002, was priced at a weighted average $0.07258 per share, and within a range between $0.065 and $0.085, which at the time of placement represented a premium over the then current market price of the shares. Also during April 2002, an additional 905,046 shares were issued to certain employees of the Company in lieu of payments. The average issue price of these shares was $0.07114.

Mr. Jan Vandamme, Chairman of the Board, commented: "The Board believes that Futuremedia has a world-class product, which is confirmed by our clients. We have faith in the Company and its management, and in our investments. This is part of our ongoing efforts to improve our balance sheet. Additional financing will allow us to continue to work on increasing our sales and sales opportunities in order to achieve our profitability targets."

Details of these shares issuances were previously disclosed in the Company's annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on November 15, 2002.

About Futuremedia PLC

Futuremedia PLC (est. 1983) is a Solutions Provider in the growing e-Learning market with 20 years experience in the interactive media field supplying products and services to industrial and commercial business sectors and government, mainly in the U.K. and Continental Europe.

The Company has a proven track record in providing knowledge and training via Solstra, its proprietary Learning Management System which in its largest application has a capacity for 240,000 users.

Incorporated within its principal operation headquartered in the U.K., Futuremedia's Professional Services team identify and specify client requirements and Futuremedia's Content Studio then design and develop custom content for clients' needs. The Futuremedia Library unit specifies and administers any content required from its comprehensive range of third party products. The Solstra Team deploy Futuremedia's own Learning Management System enabling training to be rapidly administered, delivered and progress tracked.

Futuremedia's customers include Consignia (The U.K.'s Royal Mail), Ford Motor Company and BT. Training content from partners SmartForce, Centra Software, SkillSoft and NETg is supplied and supported.

Futuremedia can be found on the Web at http://www.futuremedia.co.uk
                                       ----------------------------

"Safe Harbor" Statement

This press release contains forward-looking statements related to future results and speaks only of the Company's expectations as of the date hereof. Such statements include discussions concerning the Company's financial performance and the performance of its products. Such statements involve known and unknown

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risks and uncertainties  that may cause actual results to differ materially from expectations. The risks and uncertainties include the early stage of the e-Learning market, the management of growth, the ability of the Company to continue to attract new funds if and when needed, the ability of the Company to develop and successfully market new products, rapid technological change and competition, and other factors detailed in the Company's filings with the U.S.
Securities  and  Exchange  Commission.   The  Company  expressly  disclaims  any
obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based.

All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.

Contact:

          Futuremedia PLC, Arundel

          Media:
          Kay Phelps
          +44(0)1932-761 889
          kay.phelps@btinternet.com

          Investor Relations:
          Mats Johansson
          +44(0) 1243-555 000
          ir@futuremedia.co.uk



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